SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 2

TO

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Pendrell Corporation

(Name of the Issuer and Person Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

70686R302

(CUSIP Number of Class of Securities)

Timothy M. Dozois

Corporate Counsel

Pendrell Corporation

2300 Carillon Point

Kirkland, WA 98033

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

John Rafferty

Morrison & Foerster

425 Market Street

San Francisco, CA 94105-2482

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation (*)	Amount of Filing Fee (**)
$393,000	$45.55

(*) Calculated solely for purposes of determining the filing fee. This amount assumes the fractionalization of approximately 60,000 shares of common stock that are then redeemed for $6.55 per share in cash.

(**) The filing fee is calculated in accordance with Exchange Act Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $45.55	Filing Party: Pendrell Corporation

Form or Registration No.: Schedule 13E-3	Date Filed: April 14, 2017

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is filed by Pendrell Corporation, a Washington corporation (the “Company”) on May 9, 2017 to amend the prior Schedule 13E-3 filed on April 28, 2017 which described a proposed reverse stock split that will allow the Company to terminate the registration of shares of its Class A common stock, $0.01 par value per share under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). At the Company’s upcoming annual meeting of shareholders, the Company’s shareholders of record will vote on a proposal to approve, subject to final action by the Company’s Board of Directors (our “Board”), an amendment to the Company’s Articles of Incorporation to effect a 1-for-100 reverse stock split of the Company’s common stock, as a result of which each shareholder owning of record fewer than 100 shares of common stock before the reverse stock split will have such shares cancelled and converted into the right to receive a cash payment in lieu of receiving a fractional share.

This Amendment No. 2 to Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC’) in connection with the filing on May 9, 2017 of the Company’s amended definitive proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Exchange Act. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement. In addition, copies of the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed by the Company on March 15, 2017 (“Form 10-K”), will be provided to shareholders together with the Proxy Statement.

Item 1. Summary

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet for Proposal 4”

Item 2. Subject Company Information

(a)	Name and Address. The name of the subject company is Pendrell Corporation, a Washington corporation. The Company’s principal executive offices are located at 2300 Carillon Point, Kirkland, WA 98033. The Company’s telephone number at that address is (425) 278-7100. See also the information set forth in the Proxy Statement under the following caption, which is incorporated herein by reference:

“Notice of Annual Meeting of Shareholders”

(b)	Securities. The subject classes of equity securities to which this Schedule 13E-3 relates are the Company’s Common Stock, $0.01 par value per share. As of May 9, 2017, the registrant had 24,656,646 shares of Common Stock outstanding. See also the information set forth in the Proxy Statement under the following caption, which is incorporated herein by reference:

“Voting Securities and Principal Holders”

(c)	Trading Market and Price. The information set forth in the Form 10-K under the following caption is incorporated herein by reference:

“Market for the Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities”

(d)	Dividends. The Company has not at any time in its history declared or paid a dividend on its Common Stock. See also the information set forth in the Form 10-K under the following caption, which is incorporated herein by reference:

“Dividends”

(e)	Prior Public Offerings. The Company has not made an underwritten public offering of Class A Stock during the past three years.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Proposal 4 –Repurchases of Equity Securities By Issuer”

Item 3. Identity and Background of Filing Person

(a)	Name and Address. The Company is the filing person. The name, business address and business telephone number of the Company is provided in Item 2(a) above.

(b)	Business and Background of Entities. Not applicable.

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“Election of Directors”

“Executive Officers”

Item  4. Terms of the Transaction

(a)	Material Terms. The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“Special Factors – Proposal 4 – Purpose of the Reverse Stock Split”

“Special Factors – Proposal 4 – Principal Effects of the Reverse Stock Split if Implemented”

“Proposal 4 – Effects of the Reverse Stock Split”

“Proposal 4 – Liquidity Consequences of De-registration and De-Listing”

“Proposal 4 – Effective Time”

“Proposal 4 – Cash in Lieu of Fractional Shares”

“Proposal 4 – Effect on Beneficial Holders of Common Stock (i.e., Shareholders Who Hold In “Street Name”)”

“Proposal 4 – Effect on Registered “Book-Entry” Holders of Common Stock (i.e., Shareholders Who are Registered on the Transfer Agent’s Books and Records but Do Not Hold Stock Certificates)”

“Proposal 4 – Exchange of Stock Certificates”

“Proposal 4 – Accounting Matters”

“Proposal 4 – No Appraisal Rights”

“Proposal 4 – Material United States Federal Income Tax Considerations”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“Special Factors – Proposal 4 – Principal Effects of the Reverse Stock Split if Implemented”

“Proposal 4 – Effects of the Reverse Stock Split”

“Proposal 4 – Effect on Beneficial Holders of Common Stock (i.e., Shareholders Who Hold In “Street Name”)”

“Proposal 4 – Effect on Registered “Book-Entry” Holders of Common Stock (i.e., Shareholders Who are Registered on the Transfer Agent’s Books and Records but Do Not Hold Stock Certificates)”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Proposal 4 – No Appraisal Rights”

(e)	Provisions for Unaffiliated Security Holders. Not applicable.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contracts, Transaction, Negotiations and Agreements

(a)	Transactions. Not applicable.

(b)	Significant Corporate Events. Not applicable.

(c)	Negotiations or Contacts. Not applicable.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Proposal 4 –Repurchases of Equity Securities By Issuer”

Item 6. Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Proposal 4 – Effective Time”

(c) Plans. The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“Special Factors – Proposal 4 – Purpose of the Reverse Stock Split”

“Special Factors – Proposal 4 – Principal Effects of the Reverse Stock Split if Implemented”

“Proposal 4 – Effects of the Reverse Stock Split”

“Proposal 4 – Liquidity Consequences of De-registration and De-Listing”

“Proposal 4 – Cash in Lieu of Fractional Shares”

“Proposal 4 – Effect on Beneficial Holders of Common Stock (i.e., Shareholders Who Hold In “Street Name”)”

“Proposal 4 – Effect on Registered “Book-Entry” Holders of Common Stock (i.e., Shareholders Who are Registered on the Transfer Agent’s Books and Records but Do Not Hold Stock Certificates)”

Item 7. Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“Special Factors – Proposal 4 – Purpose of the Reverse Stock Split”

“Special Factors – Proposal 4 – Principal Effects of the Reverse Stock Split if Implemented”

“Proposal 4 – Effects of the Reverse Stock Split”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“Special Factors – Proposal 4 – Alternatives Considered”

“Proposal 4 – Deliberations”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“Special Factors – Proposal 4 – Purpose of the Reverse Stock Split”

“Special Factors – Proposal 4 – Principal Effects of the Reverse Stock Split if Implemented”

“Special Factors – Proposal 4 – Alternatives Considered”

“Proposal 4 – Deliberations”

“Proposal 4 – Effects of the Reverse Stock Split”

“Proposal 4 – Advantages of the Reverse Stock Split”

“Proposal 4 – Disadvantages of the Reverse Stock Split”

(d)	Effects. The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“Special Factors – Proposal 4 – Principal Effects of the Reverse Stock Split if Implemented”

“Proposal 4 – Effects of Reverse Stock Split”

“Proposal 4 – Liquidity Consequences of De-registration and De-Listing”

“Proposal 4 – Cash in Lieu of Fractional Shares”

“Proposal 4 – Effect on Beneficial Holders of Common Stock (i.e., Shareholders Who Hold In “Street Name”)”

“Proposal 4 – Effect on Registered “Book-Entry” Holders of Common Stock (i.e., Shareholders Who are Registered on the Transfer Agent’s Books and Records but Do Not Hold Stock Certificates)”

“Proposal 4 – Exchange of Stock Certificates”

Item 8. Fairness of the Transaction

(a)	Fairness. The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“Special Factors – Proposal 4 – Fairness of the Reverse Stock Split”

“Proposal 4 – Deliberations”

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“Special Factors – Proposal 4 – Alternatives Considered”

“Special Factors – Proposal 4 – Fairness of the Reverse Stock Split”

“Proposal 4 – Deliberations”

“Proposal 4 – Advantages of the Reverse Stock Split”

“Proposal 4 – Disadvantages of the Reverse Stock Split”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Proposal 4 – Required Vote”

(d)	Unaffiliated Representatives. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors – Proposal 4 –Fairness of the Reverse Stock Split”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Proposal 4 – Deliberations”

(f)	Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors – Proposal 4 – Fairness of the Reverse Stock Split”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c)	Availability of Documents. Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Proposal 4 – Sources of Funds and Expenses”

(b)	Conditions. Not applicable.

(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Proposal 4 – Sources of Funds and Expenses”

(d)	Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Voting Securities and Principal Holders”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Proposal 4 – Repurchases of Equity Securities By Issuer”

Item 12. The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Proposal 4 – Required Vote”

(e)	Recommendation of Others. Not applicable.

Item 13. Financial Statements

(a)	Financial Information. Reference is hereby made to the audited financial statements and unaudited interim financial statements included in the Form 10-K.

(b)	Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendation. Not applicable.

(b)	Employees and Corporate Assets. Not applicable.

Item 15. Additional Information

(a)	Golden Parachute Compensation: Not applicable.

(b)	Other Material Information: Not applicable.

Item 16. Exhibits

(a)	Notice of Annual Meeting and Proxy Statement of the Company, including all annexes attached thereto, and the accompanying proxy card (incorporated by reference to the Company’s amended definitive proxy statement on Schedule 14A filed with the SEC on May 9, 2017).

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PENDRELL CORPORATION

Dated: May 9, 2017	By:	/s/ Timothy M. Dozois
Timothy M. Dozois
Corporate Counsel and Corporate Secretary